

October 19, 2023

Xiaopeng He
Chairman and Chief Executive Officer
XPeng Inc.
No. 8 Songgang Road, Changxing Street
Cencun, Tianhe District, Guangzhou
Guangdong 510640
People's Republic of China

>   **Re: XPeng Inc.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2022**
>   **File No. 001-39466**

Dear Xiaopeng He:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Disclosure Review Program

cc: Yi Gao